SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MGI GP, INC.

(Name of Subject Company (Issuer))

MGI GP, INC.

MGI PHARMA, INC.

(Name of Filing Persons (Issuer))

GUILFORD PHARMACEUTICALS INC. 5% CONVERTIBLE SUBORDINATED NOTES DUE JULY 1, 2008

(Title of Class of Securities)

401829AA4

401829AB2

(CUSIP Number of Class of Securities)

ERIC P. LOUKAS, ESQ.

MGI PHARMA, INC.

5775 WEST OLD SHAKOPEE ROAD, SUITE 100

BLOOMINGTON, MINNESOTA 55437

(952) 346-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

MICHAEL J. SILVER

HOGAN & HARTSON L.L.P.

111 SOUTH CALVERT STREET

SUITE 1600

BALTIMORE, MD 21202

(410) 659-2700

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)(3)
$70,779,610	$8,330.76

[1]	Calculated solely for purposes of determining the filing fee. Based upon the maximum aggregate purchase price payable for the Guilford Pharmaceuticals Inc. 5% Convertible Subordinated Notes Due July 1, 2008 in connection with a designated event repurchase offer pursuant to the applicable indenture, calculated as the sum of (a) $69,354,000, representing 100% of the principal amount of the notes outstanding, plus (b) $1,425,610, representing accrued and unpaid interest on the notes through November 28, 2005, the day prior to the currently anticipated payment date.

[2]	The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals $117.70 per $1,000,000 of the value of securities proposed to be purchased.

[3]	Previously Paid

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,330.76

Form or Registration No.:	Schedule TO-I

Filing Party:	MGI PHARMA

Date Filed:	October 20, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by MGI PHARMA, Inc. (“MGI PHARMA”) and MGI GP, INC., formerly known as Guilford Pharmaceuticals Inc. (“MGI GP”) on October 20, 2005, as required by the Indenture, dated as of June 17, 2003, between MGI GP and Wachovia Bank, National Association, as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture dated as of October 3, 2005 (the “Supplemental Indenture”) between MGI PHARMA, MGI GP, and the Trustee (the “Indenture”), governing the 5% Convertible Subordinated Notes due July 1, 2008 originally issued by MGI GP (the “Notes”).

This Amendment No. 1 and the Schedule TO relate to MGI PHARMA’s and MGI GP’s offer to purchase the Notes pursuant to the terms and conditions of the notice of designated event and offer to purchase dated October 19, 2005 (as may be amended and supplemented from time to time, the “Offer to Purchase”), attached to the Schedule TO as Exhibit (a)(1)(A) (the “Offer”).

The Offer will expire at 5:00 p.m., New York City time, on November 28, 2005 unless extended or earlier terminated.

Paragraphs one and two of the Section titled “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” in the Offer to Purchase are deleted in their entirety and replaced by the following:

This Offer to Purchase and the documents incorporated by reference into this Offer to Purchase contain or may contain forward-looking statements, which include, but are not limited to, statements about the benefits of the merger, including future financial and operating results and performance; statements about our plans, objectives, expectations and intentions with respect to future operations, products and services. These forward-looking statements are typically preceded by words such as “believes,” “expects,” “estimates,” “anticipates,” “intends,” “will,” “may,” “should,” and words and terms of similar substance. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are not guarantees of MGI PHARMA’s, the Company’s or the combined operation’s future performance and involve a number of risks and uncertainties that may cause actual results to differ materially from the results discussed in these statements.

Item 1.	Summary Term Sheet.

The second sentence of the first paragraph in the Section “Summary Term Sheet” of the Offer to Purchase is deleted in its entirety and replaced by the following:

While this Summary Term Sheet provides you with the most material terms of the Offer, we urge you to carefully read the remainder of the Offer to Purchase prior to deciding whether or not to tender your Notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Dated: November 11, 2005

MGI PHARMA, INC.

By:	/s/ ERIC P. LOUKAS
Name:	Eric P. Loukas
Title:	Senior Vice President, General Counsel and Secretary

MGI GP, INC.

By:	/s/ ERIC P. LOUKAS
Name:	Eric P. Loukas
Title:	Vice President

Index to Exhibits

Exhibit Number	Description
(a)(1)	Notice of Designated Event and Offer to Purchase dated October 19, 2005.*

(a)(5)(A)	Press release of MGI PHARMA, INC. dated October 3, 2005 (Previously filed pursuant to Rule 13e-4(c) under the Exchange Act as Exhibit 99.1 on MGI PHARMA’s Current Report on Form 8-K filed with the SEC on October 7, 2005, file no. 000-10736.)

(a)(5)(B)	Press release of MGI PHARMA, INC. dated October 19, 2005, announcing the commencement of the Offer.*

(d)(1)	Indenture dated June 17, 2003, by and between Guilford Pharmaceuticals Inc. and Wachovia Bank, National Association, as Trustee, for 5% Convertible Subordinated Notes due July 1, 2008. (Incorporated by reference to Exhibit 4.03 of the Form 10-Q for the quarterly period ended June 30, 2003, filed on August 7, 2003, by MGI GP, INC., formerly known as Guilford Pharmaceuticals Inc., file no. 000-23736).

(d)(2)	Supplemental Indenture dated October 3, 2005, by and among Guilford Pharmaceuticals Inc., MGI PHARMA, INC. and Wachovia Bank, National Association, as Trustee, for 5% Convertible Subordinated Notes due July 1, 2008. (Previously filed pursuant to Rule 13e-4(c) under the Exchange Act as Exhibit 4.2 to MGI PHARMA’s Current Report on Form 8-K filed with the SEC on October 7, 2005, file no. 000-10736).

*	Previously filed.